Exhibit 4.15

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
NATIONAL CITY CORPORATION
NO PAR VALUE PER SHARE
Non-Cumulative Preferred Stock, Series E
$100,000 liquidation preference per share
Wilmington Trust Company

     January 30, 2008

Peter E. Raskind, President	Carlton Langer, Assistant Secretary

Signature(s) Guaranteed:
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934.
The Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or special rights of each class of stock or series thereof of the Corporation and the qualifications, limitations or restrictions of such preferences and/or rights. Such request should be addressed to the Corporation.